# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fortrea Holdings Inc., CIK 0001965040
CUSIP: 34965K107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 8 MOORE DRIVE, DURHAM, North Carolina (NC), 27709
Date of event which requires filing of this statement: 02/21/2025
Amends the filing with accession number 0001193805-23-001408
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,864,000; shared voting power 0; sole dispositive power 4,864,000; shared dispositive power 0; aggregate amount beneficially owned 4,864,000 (5.4% of the class)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,739,804; shared voting power 0; sole dispositive power 2,739,804; shared dispositive power 0; aggregate amount beneficially owned 2,739,804 (3.1% of the class)
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 343,764; shared voting power 0; sole dispositive power 343,764; shared dispositive power 0; aggregate amount beneficially owned 343,764 (0.4% of the class)
- Starboard Value & Opportunity C LP (CIK 0001571704): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 266,401; shared voting power 0; sole dispositive power 266,401; shared dispositive power 0; aggregate amount beneficially owned 266,401 (0.3% of the class)
- Starboard Value R LP (CIK 0001575972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 266,401; shared voting power 0; sole dispositive power 266,401; shared dispositive power 0; aggregate amount beneficially owned 266,401 (0.3% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 145,688; shared voting power 0; sole dispositive power 145,688; shared dispositive power 0; aggregate amount beneficially owned 145,688 (0.2% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 145,688; shared voting power 0; sole dispositive power 145,688; shared dispositive power 0; aggregate amount beneficially owned 145,688 (0.2% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 412,089; shared voting power 0; sole dispositive power 412,089; shared dispositive power 0; aggregate amount beneficially owned 412,089 (0.5% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 841,915; shared voting power 0; sole dispositive power 841,915; shared dispositive power 0; aggregate amount beneficially owned 841,915 (0.9% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,864,000; shared voting power 0; sole dispositive power 4,864,000; shared dispositive power 0; aggregate amount beneficially owned 4,864,000 (5.4% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,864,000; shared voting power 0; sole dispositive power 4,864,000; shared dispositive power 0; aggregate amount beneficially owned 4,864,000 (5.4% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,864,000; shared voting power 0; sole dispositive power 4,864,000; shared dispositive power 0; aggregate amount beneficially owned 4,864,000 (5.4% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,864,000; sole dispositive power 0; shared dispositive power 4,864,000; aggregate amount beneficially owned 4,864,000 (5.4% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,864,000; sole dispositive power 0; shared dispositive power 4,864,000; aggregate amount beneficially owned 4,864,000 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Fortrea Holdings Inc.
Address of issuer's principal executive offices: 8 MOORE DRIVE, DURHAM, North Carolina (NC), 27709
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,739,804 Shares beneficially owned by Starboard V&O Fund is approximately $71,423,563, excluding brokerage commissions. The aggregate purchase price of the 343,764 Shares beneficially owned by Starboard S LLC is approximately $8,926,783, excluding brokerage commissions. The aggregate purchase price of the 266,401 Shares beneficially owned by Starboard C LP is approximately $6,915,196, excluding brokerage commissions. The aggregate purchase price of the 145,688 Shares beneficially owned by Starboard L Master is approximately $3,794,533, excluding brokerage commissions. The aggregate purchase price of the 841,915 Shares beneficially owned by Starboard X Master is approximately $21,836,909, excluding brokerage commissions. The aggregate purchase price of the 526,428 Shares held in the Starboard Value LP Account is approximately $13,953,211, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 21, 2025, Starboard Value LP and certain of its affiliates (collectively, "Starboard") entered into an agreement with the Issuer (the "Agreement") regarding the composition of the Issuer's Board of Directors (the "Board") and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to take all necessary actions, effective as promptly as practicable after March 4, 2025 (and, in any event, prior to March 20, 2025), to appoint Erin L. Russell (the "Independent Appointee") to the Board as a Class II director with a term expiring at the Issuer's 2025 Annual Meeting of Stockholders (the "2025 Annual Meeting"). The Issuer also agreed that from August 10, 2025 until the end of the Standstill Period (as defined below), Starboard shall have the right, subject to Starboard's satisfaction of the Minimum Ownership Threshold (as defined below) at such time, to recommend a Starboard representative for appointment to the Board (the "Starboard Appointee," and together with the Independent Appointee, the "New Directors") in the class of directors to be determined by the Issuer's Nominating, Corporate Governance and Compliance Committee.

The Issuer also agreed, among other things, (i) to nominate the Independent Appointee for election as a Class II director at the 2025 Annual Meeting and recommend, support, and solicit proxies for the election of the Independent Appointee in the same manner as it recommends, supports, and solicits proxies for the election of the Issuer's other director nominees, (ii) to use its reasonable best efforts to hold the 2025 Annual Meeting no later than June 15, 2025, (iii) to appoint each of the New Directors to at least one (1) committee of the Board immediately following his or her respective appointment to the Board, and (iv) that during the Standstill Period, the size of the Board shall not exceed nine (9) directors, unless Starboard consents in writing to increasing the size of the Board.

In addition, pursuant to the Agreement, if any New Director (or any replacement director thereof) is unable or unwilling to serve as a director or ceases to be a director for any reason at any time prior to the expiration of the Standstill Period, and at such time Starboard beneficially owns in the aggregate at least the lesser of 3% of the Issuer's then-outstanding Shares and 2,691,000 Shares (such lesser amount, the "Minimum Ownership Threshold"), then Starboard has the ability to recommend a substitute person to serve on the Board who meets certain qualifications in accordance with the terms and procedures set forth in the Agreement.

Pursuant to the terms of the Agreement, Starboard agreed, among other things, that Starboard shall appear in person or by proxy at the 2025 Annual Meeting and vote all of the Shares beneficially owned by Starboard (i) in favor of all of the Issuer's nominees, (ii) in favor of the ratification of the appointment of the Issuer's independent registered public accounting firm, (iii) in accordance with the Board's recommendation with respect to the Issuer's "say-on-pay" proposal, and (iv) in accordance with the Board's recommendation with respect to any other Issuer proposal or stockholder proposal or nomination presented at the 2025 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. ("ISS") or Glass Lewis & Co., LLC ("Glass Lewis") recommends otherwise with respect to the Issuer's "say-on-pay" proposal or any other Issuer proposal or stockholder proposal presented at the 2025 Annual Meeting (other than proposals relating to the nomination, election, or removal of directors), then Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. Starboard further agreed that it will vote all Shares beneficially owned by it in accordance with the Board's recommendations on any proposal relating to the appointment, election or removal of directors at any special meeting or action by written consent of the Issuer's stockholders during the Standstill Period. Notwithstanding the foregoing, the Agreement provides that Starboard shall be permitted to vote in its sole discretion on any proposal of the Issuer submitted for the approval of the Issuer's stockholders in respect of any extraordinary transaction that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Issuer representing more than fifty percent (50%) of the equity interests and voting power of the Issuer's then-outstanding equity securities or (ii) the Issuer entering into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Issuer's stockholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity's then-outstanding equity securities.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the Issuer's 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting"), and (y) the date that is one hundred (100) days prior to the first anniversary of the 2025 Annual Meeting (the "Standstill Period"), prohibiting it from, among other things, (i) soliciting proxies or consents with respect to securities of the Issuer, (ii) entering into a voting agreement or forming, joining, or participating in a "group" with other stockholders of the Issuer, other than certain affiliates of Starboard, (iii) seeking or submitting or encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election, or removal of directors; provided, however, that Starboard may take actions to identify director candidates in connection with the 2026 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Issuer, are not publicly disclosed by Starboard, and are undertaken on a basis reasonably designed to be confidential, (iv) submitting any proposal for consideration by stockholders of the Issuer at any annual or special meeting of stockholders or through any written consent, soliciting a third party to make an acquisition proposal, commenting on any third-party acquisition proposal, or calling or seeking to call a special meeting of stockholders or initiating or seeking to initiate any stockholder action by written consent, (v) seeking, alone or in concert with others, representation on the Board other than as described in the Agreement, or (vi) advising, encouraging, supporting, or influencing any person with respect to the voting or disposition of the Shares.

The Issuer and Starboard also made certain customary representations, agreed to mutual non-disparagement provisions, and agreed to issue a mutually agreeable press release announcing certain terms of the Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 89,700,000 Shares outstanding, as of November 6, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 21, 2025, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities.

99.1 - Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, and Fortrea Holdings Inc., dated February 21, 2025.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (02/24/2025)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (02/24/2025)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (02/24/2025)
- Starboard Value & Opportunity C LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R LP, its general partner (02/24/2025)
- Starboard Value R LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (02/24/2025)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (02/24/2025)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (02/24/2025)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (02/24/2025)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (02/24/2025)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (02/24/2025)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (02/24/2025)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (02/24/2025)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (02/24/2025)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (02/24/2025)